Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017

telephone: +1-212-455-2000 facsimile: +1-212-455-2502

Direct Dial Number +1-202-636-5924	E-mail Address daniel.honeycutt@stblaw.com

June 7, 2023

VIA EDGAR

Mr. William Demarest

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	BGO Industrial Real Estate Income Trust, Inc.

Registration Statement on Form S-11

Submitted May 12, 2023

File No. 333-271906

Dear Mr. Demarest:

On behalf of BGO Industrial Real Estate Income Trust, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) the Company’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the registration statement on Form S-11 initially filed with the Staff on May 12, 2023 (the “Registration Statement”) relating to the proposed public offering of shares of the Company’s common stock. In Amendment No. 1, the Company has responded to the Staff’s comment in its letter dated May 25, 2023 (the “Comment Letter”) relating to the above-referenced Registration Statement and otherwise updated its disclosure.

In addition, we are providing the following response to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in italics below. Unless otherwise defined below, terms used herein shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

U.S. Securities and Exchange Commission	2	June 7, 2023

Registration Statement on Form S-11

How will your NAV per share be calculated?, page 14

1.	We note your response to comment 1 and that you believe that the Fund Administrator’s role is administrative. However, we note that this entity is a third party that you will be relying on to provide you with your net asset value based on its calculations, and that you will then provide this figure to investors. It therefore appears that you are relying upon this entity’s expertise to provide this calculation, that this entity is an expert, and therefore consent is required. Please refer to Section 7(a) and Rule 436 of the Securities Act and Securities Act Sections Compliance and Disclosure Interpretations 141.02.

Response: The Company respectfully advises the Staff that, as indicated in Amendment No. 1, the Adviser, on behalf of the Company, is ultimately and solely responsible for determining the Company’s net asset value (“NAV”) each month. While SS&C GIDS, Inc., in its capacity as the Company’s fund administrator (the “Fund Administrator”), will assist the Adviser in calculating the NAV each month, the Fund Administrator’s role is administrative only. The Company does not include or summarize in the Registration Statement any report of the Fund Administrator nor does the Company attribute the NAV to the Fund Administrator.

For additional background on the Company’s NAV calculation, the Company’s board of directors (the “Board”), including a majority of its independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used by the Adviser and its independent valuation advisor in connection with estimating the values of the Company’s assets and liabilities for purposes of its NAV calculation. These valuation guidelines are largely based upon standard industry practices used by private, open-end real estate funds and other public, non-traded REITs, and are administered by the Adviser. With the approval of the Board, including a majority of the Company’s independent directors, the Company has engaged Altus Group U.S. Inc. (“Altus”), to serve as its independent valuation advisor with respect to the Company’s real properties. Altus will review annual third-party appraisals and prepare monthly update appraisals of any properties for which an annual appraisal was not completed by a third-party appraiser in that month. Using these appraisals, the Adviser will make the final determination of the fair value of the Company’s real estate properties. The Adviser will provide the value of these properties along with the value of the Company’s other investments to the Fund Administrator. The Fund Administrator will then assist the Adviser in calculating the Company’s net asset value (“NAV”) for each class based on the valuations from the Adviser and the Company’s other assets and liabilities. The Adviser is responsible for reviewing and confirming such NAV per share calculation for each share class and overseeing the process around calculating NAV per share for each share class. The Adviser is ultimately and solely responsible for determining the Company’s NAV.

The Company respectfully directs the Staff’s attention to Question 141.02 of the Securities Act Sections Compliance and Disclosure Interpretations and Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations:

“Question: A registrant has engaged a third party expert to assist in determining the fair values of certain assets or liabilities disclosed in the registrant’s Securities Act registration statement. Must the registrant disclose in the registration statement that it used a third party expert for this purpose? In what circumstances must the registrant disclose the name of the third party expert in its registration statement and obtain the third party’s consent to be named?

Answer: The registrant has no requirement to make reference to a third party expert simply because the registrant used or relied on the third party expert’s report or valuation or opinion in connection with the preparation of a Securities Act registration statement. The consent requirement in Securities Act Section 7(a) applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure for purposes of Securities Act Section 11(a), with resultant Section 11 liability for the expert and a reduction in the due diligence defense burden of proof for other Section 11 defendants with respect to such disclosure, as provided in Securities Act Section 11(b).

U.S. Securities and Exchange Commission	3	June 7, 2023

If the registrant determines to make reference to a third party expert, the disclosure should make clear whether any related statement included or incorporated in a registration statement is a statement of the third party expert or a statement of the registrant. If the disclosure attributes a statement to a third party expert, the registrant must comply with the requirements of Securities Act Rule 436 with respect to such statement. For example, if a registrant discloses purchase price allocation figures in the notes to its financial statements and discloses that these figures were taken from or prepared based on the report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the third party expert and not the registrant, then the registrant should comply with Rule 436 with respect to the purchase price allocation figures. On the other hand, if the disclosure states that management or the board prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the registrant and not the third party expert, then there would be no requirement to comply with Rule 436 with respect to the purchase price allocation figures as the purchase price allocation figures are attributed to the registrant.

Independent of Section 7(a) considerations, a registrant that uses or relies on a third party expert report, valuation or opinion should consider whether the inclusion or summary of that report, valuation or opinion is required in the registration statement to comply with specific disclosure requirements, such as Item 1015 of Regulation M-A, Item 601(b) of Regulation S-K or the general disclosure requirement of Securities Act Rule 408. [Nov. 26, 2008]” (emphasis added).

As summarized in the aforementioned Staff interpretations, the Company respectfully notes that Section 7(a) of the Securities Act of 1933, as amended (the “Securities Act”), requires a consent to be filed when a report, valuation or opinion of an expert is included or summarized in a registration statement and attributed to the third-party, thus becoming “expertised” disclosure for the purposes of Section 11(a) of the Securities Act. Further, if a registrant determines to make reference to a third party expert, generally its disclosure should make clear whether any related statement included or incorporated in a registration statement is a statement of the third party expert or a statement of the registrant. If such disclosure attributes a statement to a third party expert, the registrant must comply with the requirements of Rule 436 of the Securities Act with respect to such statement. However, if the registrant discloses that it relied in part on the report of a third party expert in making certain determinations but attributes the determinations to the registrant, then there is no requirement to comply with Rule 436 of the Securities Act.

The Company respectfully directs the Staff’s attention to page 14 of Amendment No. 1 under the section titled “Q: How will your NAV per share be calculated?” that states, in pertinent part:

“A: Our NAV will be calculated by the Adviser monthly based on the net asset values of our investments (including securities investments), the addition of any other assets (such as cash on hand), and the deduction of any liabilities” (emphasis added).

Further, the Company also respectfully directs the Staff’s attention to the first paragraph on page 161 of Amendment No. 1 under the section titled “Net Asset Value Calculation and Valuation Guidelines” that states, in pertinent part:

“Our NAV for each class of shares is determined by the Adviser based on the net asset values of our investments (including real estate-related assets), the addition of any other assets (such as cash on hand), and the deduction of any liabilities, including the allocation/accrual of any performance participation to the Special Limited Partner, and will also include the deduction of any stockholder servicing fees specifically applicable to such class of shares, in all cases as described below” (emphasis added).

The Company respectfully submits that, although Amendment No. 1 summarizes processes used by the Fund Administrator in assisting the Adviser in calculating the Company’s NAV, the Company does not include or summarize any specific valuation, report or opinion of the Fund Administrator. As described above, the Fund Administrator’s role is administrative, and accordingly, the Company does not believe it is appropriate or required to expertise the Fund Administrator or attribute the Company’s NAV per share to it.

U.S. Securities and Exchange Commission	4	June 7, 2023

However, in response to the Staff’s comment, the Company has further revised its disclosure on pages 1, 14, 42, 86, 134, 136, 162, 165, and 167-168 of Amendment No. 1 to clarify the Fund Administrator's role as described above.

*****

Please do not hesitate to call me at 202-636-5924 or Ryan Bekkerus at 212-455-2293 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

cc:   BGO Industrial Real Estate Income Trust, Inc.

Michael Glimcher, Chief Executive Officer

Matthew Campbell, Secretary